Exhibit 2

FOR IMMEDIATE RELEASE	24 January 2012

WPP PLC (“WPP”)

WPP to acquire majority stake in 41?29! Media, an independent digital agency in Turkey

WPP announces that it has agreed to acquire a majority stake in 41?29! Media Internet (“41?29!”), an independent digital communications agency based in Istanbul.

Founded in 2007 by Alemsah Ozturk, Bora Akman and Omer Ersoy, 41?29! offers digital communications services to clients across all business sectors. The agency employs 48 people and clients include Diageo, Garanti Bank, Kraft, Microsoft, Nokia, Renault, Ulker and Unilever.

41?29!’s unaudited revenues for the year ended 31 December 2011 were approximately TL 5 million, with gross assets at the same date of approximately TL 2.4 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. Based on consensus analysts’ forecast for 2011, WPP’s digital revenues will total over US$4.5 billion and almost 30% of its projected US$16 billion revenue. WPP has set a target of 35-40% of revenue derived from digital in the next five years. In Turkey, WPP companies including associates employ nearly 1,000 people generating revenues of US$ 100 million.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204